June 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Stickel

Ref.:	Ardagh Metal Packaging S.A.
Amendment No. 2 to Registration Statement on Form F-4
Filed June 1, 2021
File No. 333-254005

Dear Mr. Stickel:

On behalf of Ardagh Metal Packaging S.A. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated June 21, 2021 (the “Comment Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form F-4 (the “Registration Statement”), which was filed with the Commission on June 1, 2021. The Company is today filing with the Commission Amendment No. 3 to the Registration Statement (“Amendment No. 3”) reflecting, among other things, the revisions set forth below.

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement. Page references included in the Company’s responses are to those contained in Amendment No. 3.

Amendment No. 2 to Form F-4 filed June 1, 2021

General

1.                                      We note the statement on page F-69 that “the Company will not redeem its public shares of common stock in an amount that would cause its net tangible assets to be less than $5,000,001.” Please reconcile this with the fact that the Gores Holdings V, Inc. balance sheet on page F-61 indicates that all 52,500,000 shares of Class A Common Stock are subject to possible redemption. As an additional matter confirm that Gores Holdings V, Inc. will meet its obligation under Securities Act Rule 419 to maintain net tangible assets in excess of $5,000,000.

Response:  Pursuant to Section 9.2 of GHV’s second amended and restated certificate of incorporation, all of the 52,500,000 shares of GHV Class A Common Stock sold as part of the GHV Units in the IPO contain a redemption feature, which provides each holder of such shares with the opportunity to have their shares redeemed upon the consummation of  an initial business combination transaction, such as the Business Combination. However, as also provided in that section, in no event is GHV permitted to effectuate a redemption of GHV Class A Common Stock to the extent such redemption would result in GHV’s failure to have net tangible assets in excess of $5 million. Nevertheless, management of GHV determined that because each share of GHV Class A Common Stock may be submitted by the holders for redemption and GHV has no control over which share of GHV Class A Common Stock it would redeem, all outstanding shares of GHV Class A Common Stock should be classified as temporary equity in accordance with SEC and the Staff’s guidance on redeemable equity instruments.  This guidance, which has been codified in ASC 480-10-S99, provides that redemption provisions not solely within the control of GHV require common stock subject to redemption to be classified outside of permanent equity. GHV’s management notes that this view is analogous to ASC 480-10-25-6(b), which states the following:

480-10-25-6

In determining if an instrument is mandatorily redeemable, all terms within a redeemable instrument shall be considered. The following items do not affect the classification of a mandatorily redeemable financial instrument as a liability:

a.              A term extension option

b.              A provision that defers redemption until a specified liquidity level is reached [emphasis added]

c.               A similar provision that may delay or accelerate the timing of a mandatory redemption.

Accordingly, despite the accounting treatment of the shares of GHV Class A Common Stock, the statement that GHV will not redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001 is accurate, as GHV is not permitted to do that under its second amended and restated certificate of incorporation.  Additionally, GHV confirms that, for so long as it is required to do so, it will comply with Rule 419 of the Securities Act.

Committees of the Board of Directors, page 207

2.                                      Please discuss the extent of the board’s and the audit committee’s role in overseeing cybersecurity risk management.

Response:  The Company respectfully advises the Staff that the Company currently operates under the risk management framework of its parent company, Ardagh Group S.A. (“AGSA”).  AGSA’s framework of risk management oversight as described below is being replicated by the Company, effective upon consummation of the Merger.

In response to the Staff’s comment, the disclosure on page 208 of Amendment No. 3 has been revised.  The Company respectfully advises the Staff that AGSA’s audit committee, which reports regularly to the board of directors, is responsible for the oversight of AGSA’s risk management function, including in respect of IT and cybersecurity risk management.  Specifically, the audit committee ensures that AGSA maintains an enterprise risk management function, which is steered by AGSA’s enterprise risk management committee, comprised of executive directors of AGSA, the business unit CEOs and functional leads with relevant expertise, with a view to (a) ensuring the robust assessment of established and potential enterprise risks, (b) setting up proper procedures to identify emerging risks in a timely manner, and (c) ensuring there is a comprehensive and systematic approach to evaluating, mitigating and monitoring such risks.  Further, the audit committee is responsible for oversight of AGSA’s compliance function, which is steered by AGSA’s compliance committee, comprised of functional leads with relevant expertise, including from the legal, risk, IT and accounting functions, with a view to overseeing the implementation of the AGSA Code of Conduct, including its IT services and anti-fraud policies.  Additionally, the audit committee reviews periodic reports of the enterprise risk management committee and the compliance committee, including reports on cybersecurity-related matters. The audit committee also reviews reports of the internal audit function in relation to risk management, including the company’s defenses and preparedness for cyberattacks.  Further, the Chief IT Officer and the Group IT Director Information and Cyber Security report to the board of directors on the IT environment and related cybersecurity risks.

Recent Developments, page 230

3.                                      We note your disclosure about the recently experienced cybersecurity incident. Please tell us if this incident materially affected your products, services, relationships with customers or competitive conditions. If so, confirm that you will disclose any related costs or other consequences in MD&A and reflect any material impact on your financial condition in your financial statements and accompanying notes. We note your disclosure that Ardagh Group’s IT team has been working to assess and remediate the impact of the event, that systems are being progressively brought back online securely in a phased manner, and that you are in the early stage of investigating this incident. Please confirm that you will update your disclosure as appropriate to discuss the magnitude of any material incident and its consequences, any steps taken to remediate the incident or mitigate harm, and whether there is any potential liability for damages. Also, tell us whether management has identified deficiencies in the company’s disclosure controls and procedures, related to this incident, that would render them ineffective.

Response:  In response to the Staff’s comment, the disclosure on pages 230 and 231 of Amendment No. 3 has been revised.  Further, the Company respectfully advises the Staff that the Company does not believe that the cybersecurity incident materially affected its products, services, relationships with customers or competitive conditions.  As disclosed in the Registration Statement, production at all of the Company’s manufacturing facilities has continued to operate throughout the period of this incident and its remediation and, while the Company has experienced some shipping delays as a result of this incident, principally in Europe, products have continued to be shipped to customers. Alternative solutions, including manual workarounds, have been implemented to address certain other processes that have been affected, including certain supply chain operations, enabling the Company to continue to respond to its customers’ needs.

Additionally, as disclosed in the Registration Statement, the Company maintains appropriate insurance in respect of a wide range of risks, including in respect of IT incidents, and the Company has entered into a letter agreement with AGSA dated May 21, 2021, under which AGSA has agreed to indemnify AMPSA and its subsidiaries for certain losses arising from this incident as described in the Registration Statement in the section entitled “Certain AMPSA Relationships and Related Person Transactions—Indemnification Letter Agreement.” As disclosed on pages 230 and 231 of Amendment No. 3, this cybersecurity incident is likely to give rise to some deferral or loss of revenue to the Company, as well as to incremental costs, in the current quarter and, at a diminishing rate, in subsequent quarters.  However, as a result of, among other things, the Company’s right to be indemnified by AGSA for losses as incurred by the Company resulting from this cybersecurity incident, as well as the Company’s right to recover under existing insurance policies, we do not expect this incident to have an effect on the operating results or financial position of the Company.

The Company confirms that management has not identified any deficiencies in the Company’s disclosure controls and procedures, related to this incident, that would render them ineffective. The Company also confirms that the investigation of the incident is ongoing and that it will in the future, to the extent material, update its disclosure, as appropriate, to discuss the magnitude of any material incident and its consequences, any steps taken to remediate the incident or mitigate harm, and whether there is any potential liability for damages.

******************

We thank you for your prompt attention to this submission.  We hope the foregoing answers are responsive to your comments.  If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-7333.

Very truly yours,

/s/ Richard B. Alsop, Esq.

cc:                                Oliver Graham, Chief Executive Officer, Ardagh Metal Packaging S.A.

Mark Stone, Chief Executive Officer and President, Gores Holdings V, Inc.

James R. Griffin, Esq., Weil, Gotshal & Manges LLP